LAW OFFICES
BALLARD SPAHR ANDREWS & INGERSOLL, LLP
1735 MARKET STREET, 51ST FLOOR
PHILADELPHIA, PENNSYLVANIA 19103-7599
215-665-8500
FAX: 215-864-8999
WWW.BALLARDSPAHR.COM

BALTIMORE, MD
DENVER, CO
SALT LAKE CITY, UT
VOORHEES, NJ
WASHINGTON, DC
WILMINGTON, DE

RYAN M. ORR
DIRECT DIAL: 215-864-8675
PERSONAL FAX: 215-864-9013
ORRR@BALLARDSPAHR.COM


SEC MAIL PROCESSING
RECEIVED
DEC 11 2003
WASH. D.C. 155 SECTION

40-33

December 10, 2003

By Federal Express


PROCESSED
DEC 16 2003
THOMSON
FINANCIAL


03040807

SEC Filing Desk
Securities & Exchange Commission
450 5th Street, NW
Washington, D.C., 20549

Re: PBHG Fund (811-04391)
Filing Pursuant to Section 33 of the Investment Company Act of 1940

Dear Sir or Madam:

Pursuant to the provisions of Section 33 of the Investment Company Act of 1940 (the "1940 Act"), attached please find a copy of the complaint filed in the United States District Court for the Eastern District of Pennsylvania in the lawsuit entitled Beiter v. Pilgrim Baxter & Associates, Ltd., et. al. PBHG Funds, a registered investment company is a defendant in the action and was served with the complaint on December 2, 2003.

Also enclosed please find a copy of this letter for our records Please date-stamp the copy and return it to me at the address listed above.

Sincerely,

Ryan M. Orr

Ryan M. Orr, Esq.

RMO/o
Attachment

cc: John M. Zerr, Esq.

PHL_A #1826240 v1

BERNARD M. GROSS
WARREN RUBIN
DEBORAH R. GROSS**
SUSAN R. GROSS***
MICHAEL N. BORISH*
TINA MOUKOULIS*
JAMES L. NEWMAN, JR.*
ROBERT P. FRUTKIN
Of Counsel

*ALSO MEMBER OF NJ BAR
**ALSO MEMBER OF MA BAR
***ALSO MEMBER OF FL BAR



LAW OFFICES
BERNARD M. GROSS, P.C.


SEC MAIL
RECEIVED
PROCESSING
DEC 11 2003
WASH. D.C.
155
SECTION

December 2, 2003

PBHG Funds
1400 Liberty Ridge Dr
Wayne, PA 19087

Re: Beiter et al.
Vs: Pilgrim Baxter & Associates, Ltd. Et al
Civil Action No.: 03-6436

Dear Sir/Madam :

Enclosed herewith please find the following documents in connection with the above referenced matter:

1. A copy of the Civil Action Complaint;
2. Two copies of the Notice of Lawsuit and Request of Waiver of Summons;
3. Two copies of Waiver of Service of Summons; and
4. One self-addressed stamped envelope.

Once you have signed the form and returned it to me, I would strongly recommend that you forward these papers to your attorney.

Very truly yours,

LAW OFFICES
BERNARD M. GROSS, P.C.
BY:



SUSAN R. GROSS

enc.
Cert. Mail, RRR, No. 7001 0320 0001 4262 0417

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF PENNSYLVANIA

ROBERT K. BEITER, Individually and On Behalf of All Others Similarly Situated, Plaintiff, vs. PILGRIM BAXTER & ASSOCIATES, LTD., PBHG FUND DISTRIBUTORS, PBHG FUNDS, HAROLD J. BAXTER, GARY L. PILGRIM, and DOES 1 - 100, Defendants.	**CIVIL ACTION NO.** 03-6436 CLASS ACTION COMPLAINT **<u>JURY TRIAL DEMANDED</u>**

Plaintiff Robert K. Beiter ("Plaintiff"), individually and on behalf of all other persons similarly situated, by his undersigned attorneys, for his complaint against defendants, alleges the following based upon personal knowledge as to himself and his own acts, and information and belief as to all other matters, based upon, *inter alia*, the investigation conducted by and through his attorneys, which included, among other things, a review of the defendants' public documents, conference calls and announcements made by defendants, United States Securities and Exchange Commission ("SEC") filings, wire and press releases published by and regarding the PBHG family of mutual funds (as defined below) and advisories about the funds, and information readily obtainable on the Internet. Plaintiff believes that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a class action on behalf of a class (the "Class") of all purchasers, redeemers and holders of PBHG family of funds (as defined below), who purchased, held, or otherwise acquired shares between November 13, 1998 and November 13, 2003 (the "Class Period") seeking to pursue remedies under the Securities Act of 1933 (the "Securities Act").

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act") [15 U.S.C. §§ 77k, 77l(a)(2), and 77(o)].

3. This Court has jurisdiction over the subject matter of this action pursuant Section 22 of the Securities Act [15 U.S.C. § 77v].

4. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), as many of the acts and practices complained of herein occurred in substantial part in this District.

5. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff bought and held shares of the PBHG family of funds during the Class Period and has suffered damages as a result of the wrongful acts of defendants as alleged herein.

7. Defendant Pilgrim Baxter & Associates, Ltd. ("Pilgrim Baxter") is a registered investment adviser located in Wayne, Pennsylvania. Pilgrim Baxter manages the PBHG family of

mutual funds. Pilgrim Baxter maintains its principle place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

8. The PBHG Funds is a registrant and issuer of the shares the PBHG family of mutual funds. The PBHG Funds maintains its principle place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

9. PBHG Fund Distributors is the distributors of the PBHG family of mutual funds and maintains its principle place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.[1]

10. Defendant Harold J. Baxter ("Baxter") was one of the co-founders of Pilgrim Baxter. During the Class Period, defendant Baxter served as chief executive officer and chairman. On November 13, 2002, Pilgrim Baxter announced that defendant Baxter had stepped down from his position with Pilgrim Baxter.

11. Defendant Gary L. Pilgrim ("Pilgrim") was one of the co-founders of Pilgrim Baxter. During the Class Period, defendant Pilgrim served as chief operating officer. On November 13, 2002, Pilgrim Baxter announced that defendant Pilgrim had stepped down from his position with Pilgrim Baxter.

12. The true names and capacities (whether individual, corporate, associate, or otherwise) of defendants Does 1 through 100, inclusive, and each of them, are unknown to Plaintiff, who sues said defendants by such fictitious names. Plaintiff is informed and believes and thereon alleges that

---

1 PBHG Growth Fund, PBHG Emerging Growth Fund, PBHG Large Cap Growth Fund, PBHG Select Growth Fund, PBHG Focused Value Fund, PBHG Large Cap Value Fund, PBHG Mid-Cap Value Fund, PBHG Select Equity Fund, PBHG Small Cap Value Fund, PBHG Large Cap 20 Fund, PBHG Strategic Small Company Fund, PBHG Disciplined Equity Fund, PBHG Large Cap Fund, PBHG Mid-Cap Fund, PBHG Small Cap Fund, PBHG Clipper Focus Fund, PBHG Small Cap Value Fund, TS&W Small Cap Value Fund, LLC, PBHG Focused Fund, PBHG REIT Fund, PBHG Technology & Communications Fund, PBHG IRA Capital Preservation Fund, PBHG Intermediate Fixed Income Fund, and PBHG Cash Reserves Fund (are collectively referred as the "PBHG Mutual Funds").

each of the defendants fictitiously named herein is legally responsible in some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiff and the members of the Class.

CLASS ACTION ALLEGATIONS

13. Plaintiff brings this action as a federal class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class (the "Class"), consisting of all purchasers, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between November 13, 1998 and November 13, 2003, inclusive, (the "Class Period") and who were damaged thereby. Excluded from the Class are defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

14. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class.

15. Plaintiff's claims are typical of the claims of the members of the Class, because plaintiffs and all of the Class members sustained damages arising out of defendants' wrongful conduct complained of herein.

16. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class actions and securities litigation.

17. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impossible for the members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

18. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

(a) Whether the federal securities laws were violated by Defendants' acts as alleged herein; and

(b) Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

BACKGROUND

19. This action concerns a scheme and course of action which was intended to and indeed did benefit mutual funds and their advisors at the expense of mutual fund investors. In connection therewith, defendants violated their fiduciary duties to their customers in return for substantial fee and other income for themselves and their affiliates.

20. The defendants' wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The

technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing.

21. In fact, certain mutual fund companies have employees (generally referred to as the "timing police") who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, defendants arranged to give Defendant Pilgrim's private investment limited partnership and other market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

22. The mutual fund prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: defendants sold the right to time their funds to Defendant Pilgrim's private investment limited partnership and other hedge fund investors. The prospectuses were silent about these arrangements.

23. As a result of the "timing" of mutual funds, Defendant Pilgrim's private investment limited partnership, other timers, and defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of their pockets.

TIMING

24. Mutual funds are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround

traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their Net Asset Values or "NAVs."

25. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

26. Effective timing captures an arbitrage profit. The arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days -- as Defendant Pilgrim's private investment limited partnership did -- the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

27. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

28. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by Defendant Pilgrim's private investment limited partnership -- are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

29. Fund managers typically have the power simply to reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

30. The incentive to the defendant mutual funds to engage in such wrongdoing is as follows. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

31. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

32. Thus, by keeping money -- often many million dollars -- in the same family of mutual funds (while moving the money from fund to fund), Defendant Pilgrim's private investment limited partnership assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

33. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which

the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

34. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME AT PILGRIM BAXTER

35. In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the New York Attorney General ("NYAG"), Pilgrim Baxter received inquiries and subpoenas for documents from those agencies on July 28, 2003.

36. Soon after receiving inquiries and subpoenas from the SEC and NYAG, Pilgrim Baxter retained independent counsel to assist in responding to these inquiries and to conduct a thorough and independent examination of mutual fund shareholder trading practices in the PBHG Fund Family.

37. On September 3, 2003, NYAG Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Edward Stern and Canary Capital Partners, LLC ("Canary") in connection with the unlawful mutual practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged:

> Bank of America . . .(i) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time the Nations Funds Family (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

38. On November 13, 2003, Pilgrim Baxter announced that founders defendants Baxter and Pilgrim have stepped down from their positions with the firm. Additionally, Pilgrim Baxter stated:

> "As a result of the well publicized examination of mutual fund firms' policies and practices by government regulators, in September we initiated an internal review of our own past practices. That review, conducted with the assistance of independent experts, has raised questions about decisions the prior management team made before December 2001, when they sought to eliminate all market timing in the PBHG Funds. That review has brought into focus conduct that was not, in our view, consistent with the highest standards of professional and ethical behavior. We have brought these matters to the attention of the PBHG Funds Board of Trustees and regulatory authorities. The interest of our funds' shareholders and the integrity of our firm are our highest priorities. Therefore, we have proposed specific actions to resolve the issue."

39. Pilgrim Baxter further stated:

> **At issue is a passive investment on the part of Mr. Pilgrim in a private investment limited partnership, unaffiliated with Pilgrim Baxter, that, with Mr. Baxter's knowledge when he was CEO, actively purchased and redeemed shares of certain PBHG Funds and other mutual funds using a quantitative tactical asset allocation model based solely on publicly available information.** Mr. Pilgrim's initial investment in the limited partnership began in 1995 and has continued to the present, while the limited partnership's

> investment activity in the PBHG Funds was limited to the period from March 2000 to December 2001. [Emphasis added.]

40. The actions of the defendants have harmed plaintiff and members of the class. In essence, the defendants' actions of allowing market timing to occur have caused plaintiff and members of the class's shares to be diluted in value.

41. As such, defendants have lied to investors about their effort to curb market timers by entering into undisclosed agreements intended to boost their fees and permitting their defendant Pilgrim's private investment limited partnership and others to time the mutual funds. As a result, defendants have violated the Securities Act.

THE PBHG MUTUAL FUNDS' PROSPECTUSES WERE MATERIALLY FALSE AND MISLEADING

42. The PBHG Mutual Funds' prospectuses stated: "**The Fund also charges the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements.**" [Emphasis added.]

43. Given that Pilgrim Baxter allowed market timing of its funds to occur by no less than its founders, its prospectuses were false and misleading because it failed to disclose the following: (a) that defendants had entered into unlawful agreements allowing the defendant Pilgrim's private investment limited partnership and Doe Defendants to time its trading of the PBHG Mutual Funds shares; (b) that, pursuant to those agreements, defendant Pilgrim's private investment limited partnership and the Doe Defendants regularly timed the PBHG Mutual Funds; (c) that, contrary to the representations in the prospectuses, the PBHG Mutual Funds only enforced their policy against frequent traders selectively; (d) that the defendants regularly allowed defendant Pilgrim's private

investment limited partnership and the Doe Defendants to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs; thereby reducing the PBHG Mutual Funds actual performance; and (e) the prospectuses failed to disclose that, pursuant to the unlawful agreements, defendant Pilgrim's private investment limited partnership and Doe Defendants benefitted financially at the expense of PBHG Mutual Funds' investors including plaintiff and other members of the Class.

UNDISCLOSED ADVERSE INFORMATION

44. The market for the PBHG Mutual Funds was open, well-developed and efficient at all relevant times. As a result of these materially false and misleading statements and failures to disclose, the PBHG Mutual Funds traded at distorted prices during the Class Period. Plaintiff and other members of the Class purchased or otherwise acquired the PBHG Mutual Funds relying upon the integrity of the NAV for the PBHG Mutual Funds and market information relating to the PBHG Mutual Funds, and have been damaged thereby.

45. During the Class Period, defendants materially misled the investing public, thereby distorting the NAV of the PBHG Mutual Funds, by allowing Defendant Pilgrim's private investment limited partnership and the Doe Defendants to time the PBHG Mutual Funds.

46. At all relevant times, the material misrepresentations and omissions particularized in this Complaint directly or proximately caused or were a substantial contributing cause of the damages sustained by plaintiff and other members of the Class.

NO SAFE HARBOR

47. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly false statements pleaded in this complaint.

Many of the specific statements pleaded herein were not identified as "forward-looking statements" when made. To the extent there were any forward-looking statements, there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statements. Alternatively, to the extent that the statutory safe harbor does apply to any forward-looking statements pleaded herein, defendants are liable for those false forward-looking statements because at the time each of those forward-looking statements was made, the particular speaker knew that the particular forward-looking statement was false, and/or the forward-looking statement was authorized and/or approved by an executive officer of the defendants who knew that those statements were false when made.

COUNT ONE

Against Defendants For Violations
Of Section 11 Of The Securities Act

48. Plaintiff repeats and realleges each and every allegation contained above as if fully set fort herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

49. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the plaintiff and other members of the Class against PBHG Funds.

50. Defendants sold to plaintiff and the other members of the Class and are statutorily liable under Section 11. Defendants issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the prospectuses.

51. Plaintiff was provided with a prospectus and, similarly, prior to purchasing units of each of the other PBHG Mutual Funds, all Class members likewise received the appropriate prospectus. Plaintiff and other Class members purchased shares of the PBHG Mutual Funds traceable to the relevant false and misleading prospectuses and were damaged thereby.

52. As set forth herein, the statements contained in the prospectuses, when they became effective, were materially false and misleading for a number of reasons, including that they stated that it was the practice of the PBHG Mutual Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, and that the trading price was determined as of 4 p.m. each trading day with respect to all investors when, in fact, select investors (defendant Pilgrim's private investment limited partnership and the Does named as defendants herein) were allowed to engage in timed trading. The prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts: (a) that defendants had entered into unlawful agreements allowing the defendant Pilgrim's private investment limited partnership and Doe Defendants to time its trading of the PBHG Mutual Funds shares; (b) that, pursuant to those agreements, defendant Pilgrim's private investment limited partnership and the Doe Defendants regularly timed the PBHG Mutual Funds; (c) that, contrary to the representations in the prospectuses, the PBHG Mutual Funds only enforced their policy against frequent traders selectively; (d) that the defendants regularly allowed defendant Pilgrim's private investment limited partnership and the Doe Defendants to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs; thereby reducing the PBHG Mutual Funds actual performance; and (e) the prospectuses failed to disclose that, pursuant to the unlawful agreements,

defendant Pilgrim's private investment limited partnership and Doe Defendants benefitted financially at the expense of PBHG Mutual Funds' investors including plaintiff and other members of the Class.

53. At the time they purchased the PBHG Mutual Funds' shares traceable to the defective prospectuses, plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

COUNT TWO

Against Pilgrim Baxter and PBHG Fund Distributors As Control Persons For Violations Of Section 15 Of The Securities Act

54. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

55. This Claim is brought pursuant to Section 15 of the Securities Act against Pilgrim Baxter and PBHG Fund Distributors as a control persons of PBHG Funds. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the PBHG Mutual Funds' public filings, press releases and other publications are the actions of Pilgrim Baxter and PBHG Fund Distributors.

56. PBHG Funds are liable under Section 11 of the Securities Act as set forth herein.

57. Pilgrim Baxter and PBHG Fund Distributors are a "control person" of PBHG Funds within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or ownership. At the time plaintiff and other members of the Class purchased shares of the

PBHG Mutual Funds, by virtue of their positions of control and authority over PBHG Funds directly and indirectly, had the power and authority, and exercised the same, to cause PBHG Funds to engage in the wrongful conduct complained of herein. PBHG Funds issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the prospectuses.

58. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, A Pilgrim Baxter and PBHG Fund Distributors are liable to plaintiff and the other members of the Class for the PBHG Funds's primary violations of Section 11 of the Securities Act.

59. By virtue of the foregoing, plaintiff and the other members of the Class are entitled to damages against Pilgrim Baxter and PBHG Fund Distributors.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff on behalf of herself and of the Class pray for relief and judgment, as follows:

(a) Declaring this action to be a class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

(b) Awarding plaintiffs and the members of the Class damages in an amount which may be proven at trial, together with interest thereon;

(c) Awarding plaintiffs and the members of the Class pre-judgment and post-judgment interest, as well as their reasonable attorneys' and experts' witness fees and other costs;

(d) Awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure plaintiffs have an effective remedy; and

(e) Such other relief as this Court deems appropriate.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: November 25, 2003

LAW OFFICES
BERNARD GROSS, P.C.



Deborah R. Gross #44542
Susan R. Gross #60547
1515 Locust Street
Second Floor
Philadelphia, PA 19102
Tel: (215) 561-3600

BERNSTEIN LIEBHARD & LIFSHITZ, LLP
Sandy A. Liebhard
U. Seth Ottensoser
10 East 40th Street
New York, NY 10016
Tel: (212) 779-1414

CAULEY GELLER BOWMAN & RUDMAN, LLP
Samuel H. Rudman
David Rosenfeld
200 Broadhollow Road, Suite 406
Melville, NY 11747
Tel: (631) 367-7100

Attorneys for Plaintiff

Class Action: Pilgrim Baxter & Associates - PBHG Family of Funds

Certification of Named Plaintiff Pursuant to Federal Securities Laws

The individual or institution listed below (the "Plaintiff") authorizes and retains Cauley, Geller, Bowman & Rudman to file an action under the federal securities laws to recover damages and to seek other relief against Pilgrim Baxter & Associates - PBHG Family of Funds. Cauley, Geller, Bowman & Rudman will prosecute the action on a contingent fee basis and will advance all costs and expenses. The Pilgrim Baxter & Associates - PBHG Family of Funds Retention Agreement provided to the Plaintiff is incorporated by reference.

First Name: Robert K
Last Name: Belter
Plaintiff certifies that:

1. The Plaintiff has reviewed a complaint and authorized its filing.

2. The Plaintiff did not acquire the security that is the subject of this action at the direction of plaintiff's counsel or in order to participate in this private action or any other litigation under the federal securities laws.

3. The Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

4. BEFORE the start of the Class Period, Plaintiff had how many shares of common stock/securities?

5. The Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court.

6. Plaintiff's Shares were acquired (check all that apply): IRA? Employer-sponsored plan (401k, 403b, etc)? Non-retirement account? Merger/acquisition? Other (describe)

Acquisitions:

Date Acquired	Number of Shares Acquired	Acquisition price per share
10/29/01	1,052.3	$14.12

all MidCap

Sales:

Date Sold	Number of Shares Sold	Selling price per share
11/15/01	18.526	$14.80
12/17/01	17.839	$15.37
01/15/02	17.656	$15.53
02/15/02	18.34	$14.95
03/15/02	17.442	$15.72
04/15/02	17.498	$15.67
05/15/02	17.464	$15.70
06/17/02	18.292	$14.99
07/15/02	21.092	$13.00
08/15/02	20.947	$13.09
09/16/02	21.471	$12.77
10/15/02	22.292	$12.30
11/15/02	21.222	$12.92
12/16/02	20.851	$13.15

7. During the three years prior to the date of this Certificate, Plaintiff has not sought to serve or served as a representative party for a class in an action filed under the federal securities laws except if detailed below.

I declare under penalty of perjury that the information entered is accurate: Yes

By clicking on the button below, I intend to sign and execute this agreement: Yes

WAIVER OF SERVICE OF SUMMONS

TO: Susan R. Gross
(Name of Plaintiff's Attorney or Unrepresented Plaintiff)

I, PBHG Funds, acknowledge receipt of your request that
(Defendant Name)

I waive service of summons in the action of Beiter et al v. Pilgrim Baxter & Associates, Ltd., et al
(Caption of Action)

which is case number 03-6436 in the United States District Court for the Eastern District of Pennsylvania.

I have also received a copy of the complaint in the action, two copies of this instrument, and a means by which I can return the signed waiver to you without cost to me.

I agree to save the cost of service of summons and an additional copy of the complaint in this lawsuit by not requiring that I (or the entity on whose behalf I am acting) be served with judicial process in the manner provided by Rule 4.

I (or the entity on whose behalf I am acting) will retain all defenses or objections to the lawsuit or to the jurisdiction or venue of the court except for objections based on a defect in the summons or in the service of summons.

I understand that a judgment may be entered against me (or the party on whose behalf I am acting) if an answer or motion under Rule 12 is not served upon you within 60 days after December 2, 2003,
(Date Request was Sent)
or within 90 days after that date if the request was outside the United States.

______________ ______________________________
Date Signature

Printed/typed name: ______________________________

[as ______________________] [of PBHG Funds]

Duty to Avoid Unnecessary Costs of Service of Summons

Rule 4 of the Federal Rules of Civil Procedure requires certain parties to cooperate in saving unnecessary costs of service of the summons and complaint. A defendant who, after being notified of an action and asked to waive service of summons, fails to do so will be required to bear the costs of such service unless good cause be shown for its failure to sign and return the waiver.

It is not good cause for a failure to waive service that a party believes that the complaint is unfounded, or that the action has been brought in an improper place or in a court that lacks jurisdiction over the subject matter of the action or over its person or property. A party who waives service of the summons retains all defenses and objections (except any relating to the summons or to the service of the summons), and may later object to the jurisdiction of the court or to the place where the action has been brought.

A defendant who waives service must within the time specified on the waiver form serve on the plaintiff's attorney (or unrepresented plaintiff) a response to the complaint and must also file a signed copy of the response with the court. If the answer or motion is not served within this time, a default judgment may be taken against the defendant. By waiving service, a defendant is allowed more time to answer than if the summons had been actually served when the request for waiver of service was received.

Notice of Lawsuit and Request for Waiver of Summons

TO: PBHG Fund Distributors

[as_______________ of PBHG Fund]

A lawsuit has been commenced against you (or the entity on whose behalf you are addressed). A copy of the complaint is attached to this notice. It has been filed in the United States District Court for the Eastern District of Pennsylvania and has been assigned docket number 03-6436.

This is not a formal summons or notification from the court, but rather my request that you sign and return the enclosed waiver of service in order to save the cost of serving you with a judicial summons and an additional copy of the complaint. The cost of service will be avoided if I receive a signed copy of the waiver within 30 days after the date designated below as the date on which this Notice and Request is sent. I enclose a stamped and addressed envelope (or other means of cost-free return) for your use. An extra copy of the waiver is also attached for your records.

If you comply with this request and return the signed waiver, it will be filed with the court and no summons will be served on you. The action will then proceed as if you have been served on the date the waiver is filed, except that you will not be obligated to answer the complaint before 60 days from the date designated below as the date on which this notice is sent (or before 90 days from the date if your address is not in any judicial district of the United States).

If you do not return the signed waiver within the time indicated, I will take appropriate steps to effect formal service in a manner authorized by the Federal Rules of Civil Procedure and will then, to the extent authorized by those Rules, ask the court to require you (or the party on whose behalf you are addressed) to pay the full costs of such service. In that connection, please read the statement concerning the duty of parties to waive the service of the summons, which is set forth on the foot of the waiver form.

I affirm that this request is being sent to you on behalf of the plaintiff, this 2nd day of December 2, 2003.



SUSAN R. GROSS

WAIVER OF SERVICE OF SUMMONS

TO: Susan R. Gross
(Name of Plaintiff's Attorney or Unrepresented Plaintiff)

I, PBHG Funds, acknowledge receipt of your request that
(Defendant Name)

I waive service of summons in the action of Beiter et al v. Pilgrim Baxter & Associates, Ltd., et al
(Caption of Action)

which is case number 03-6436 in the United States District Court for the Eastern District of Pennsylvania.

I have also received a copy of the complaint in the action, two copies of this instrument, and a means by which I can return the signed waiver to you without cost to me.

I agree to save the cost of service of summons and an additional copy of the complaint in this lawsuit by not requiring that I (or the entity on whose behalf I am acting) be served with judicial process in the manner provided by Rule 4.

I (or the entity on whose behalf I am acting) will retain all defenses or objections to the lawsuit or to the jurisdiction or venue of the court except for objections based on a defect in the summons or in the service of summons.

I understand that a judgment may be entered against me (or the party on whose behalf I am acting) if an answer or motion under Rule 12 is not served upon you within 60 days after December 2, 2003,
(Date Request was Sent)
or within 90 days after that date if the request was outside the United States.

______________ Date

______________ Signature

Printed/typed name: ______________

[as ______________] [of PBHG Funds]

Duty to Avoid Unnecessary Costs of Service of Summons

Rule 4 of the Federal Rules of Civil Procedure requires certain parties to cooperate in saving unnecessary costs of service of the summons and complaint. A defendant who, after being notified of an action and asked to waive service of summons, fails to do so will be required to bear the costs of such service unless good cause be shown for its failure to sign and return the waiver.

It is not good cause for a failure to waive service that a party believes that the complaint is unfounded, or that the action has been brought in an improper place or in a court that lacks jurisdiction over the subject matter of the action or over its person or property. A party who waives service of the summons retains all defenses and objections (except any relating to the summons or to the service of the summons), and may later object to the jurisdiction of the court or to the place where the action has been brought.

A defendant who waives service must within the time specified on the waiver form serve on the plaintiff's attorney (or unrepresented plaintiff) a response to the complaint and must also file a signed copy of the response with the court. If the answer or motion is not served within this time, a default judgment may be taken against the defendant. By waiving service, a defendant is allowed more time to answer than if the summons had been actually served when the request for waiver of service was received.

Notice of Lawsuit and Request for Waiver of Summons

TO: PBHG Fund Distributors

[as ______________ of PBHG Fund]

A lawsuit has been commenced against you (or the entity on whose behalf you are addressed). A copy of the complaint is attached to this notice. It has been filed in the United States District Court for the Eastern District of Pennsylvania and has been assigned docket number 03-6436 .

This is not a formal summons or notification from the court, but rather my request that you sign and return the enclosed waiver of service in order to save the cost of serving you with a judicial summons and an additional copy of the complaint. The cost of service will be avoided if I receive a signed copy of the waiver within 30 days after the date designated below as the date on which this Notice and Request is sent. I enclose a stamped and addressed envelope (or other means of cost-free return) for your use. An extra copy of the waiver is also attached for your records.

If you comply with this request and return the signed waiver, it will be filed with the court and no summons will be served on you. The action will then proceed as if you have been served on the date the waiver is filed, except that you will not be obligated to answer the complaint before 60 days from the date designated below as the date on which this notice is sent (or before 90 days from the date if your address is not in any judicial district of the United States).

If you do not return the signed waiver within the time indicated, I will take appropriate steps to effect formal service in a manner authorized by the Federal Rules of Civil Procedure and will then, to the extent authorized by those Rules, ask the court to require you (or the party on whose behalf you are addressed) to pay the full costs of such service. In that connection, please read the statement concerning the duty of parties to waive the service of the summons, which is set forth on the foot of the waiver form.

I affirm that this request is being sent to you on behalf of the plaintiff, this 2nd day of December 2, 2003.



SUSAN R. GROSS